Exhibit 99.1

Announcement

CABLE & WIRELESS AGREES SALE OF CABLE & WIRELESS IDC TO SOFTBANK CORP FOR £72.4 MILLION

Cable and Wireless plc (“Cable & Wireless”) announces today (26 October 2004) that it has agreed to sell its Japanese business, Cable & Wireless IDC Inc. (“IDC”) to SOFTBANK Corp. (“Softbank”) for a consideration of £72.4 million* (including the assumption of debt amounting to £9.5 million). The transaction is expected to complete in the fourth quarter of 2004/05.

Cable & Wireless will retain network capability in Japan with two international data nodes. This will allow Cable & Wireless to continue to provide its international customers with services to and from Japan. Cable & Wireless operations in other Asian markets, including Hong Kong, China, Singapore, Macau and India, will be unaffected by the sale.

Francesco Caio, Chief Executive of Cable & Wireless, said: “IDC is a sound business operating in a highly competitive market. However, given our strategy to focus on businesses with strong positions in their primary markets we have concluded that IDC is not a good strategic fit with our business going forward, although it has value to the right owner. Following the sale of IDC, we have ensured that we can continue to provide international customers with high-quality, seamless services to and from Japan.”

IDC provides voice, data and IP services to business customers in Japan. For the year ended 31 March 2004, IDC reported revenue of £255 million, net profit before exceptional items of £1 million and had net operating assets of £17 million. Cable & Wireless holds 98% of IDC. Net proceeds from the sale of IDC will be applied to the continuing operations of the Cable & Wireless Group.

Contacts:

Cable & Wireless

Investor Relations:
Virginia Porter	Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468

Media:
Lesley Smith	Director Corporate Affairs	+44 20 7315 4410
Steve Double	Media Relations	+44 20 73156759
Peter Eustace	Media Relations	+44 20 7315 4495
Steven Thomas	UBS Investment Bank	+81 3 5208 6000
Rollo Head	Finsbury	+44 20 7251 3801

Purchaser contacts
Softbank PR Department		+81 3 5642 8013

Notes to Editors

*The consideration equals the equity value of £62.9 million plus debt of £9.5 million.

UBS Investment Bank acted as sole financial advisor to Cable & Wireless on the transaction.

Cable & Wireless is one of the world’s leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com.

UBS Limited (“UBS Investment Bank”) is acting for Cable & Wireless and no-one else in connection with the sale of IDC and will not be responsible to anyone other than Cable & Wireless for providing the protections afforded to clients of UBS or for providing advice in relation to the sale of IDC.